ANEW Health Limited

Unit 2301-05, 23/F, Tower 5, The Gateway

Harbour City, 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

September 15, 2025

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ANEW Health Limited
Registration Statement on Form F-1
Filed September 2, 2025
File No. 333-285657

Dear Ms. Jane Park, Ms. Tayyaba Shafique, Mr. Conlon Danberg, Mr. Terence O’Brien:

We are in receipt of the comment letter dated September 10, 2025 regarding ANEW Health Limited (the “Company,” “Anew Health,” or “we”) from the U.S. Securities and Exchange Commission staff (the “Staff”). An Amended Registration Statement on Form F-1 (the “Form F-1/A”), which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1/A, is being submitted confidentially to accompany this letter. As requested by the Staff, we have provided responses to the questions raised by the Staff.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1/A.

Amendment No. 5 to Registration Statement on Form F-1 filed September 2, 2025

Prospectus Summary

Overview, page 4

1.	We note your disclosure here comparing your total revenue for the years ended March 31, 2025 and 2024. Please also discuss the year-over-year decrease in net income in the summary along with a brief discussion of your increased cost of revenue and operating expenses. To the extent material, please also include additional risk factor disclosure regarding variability in earnings and increased expenses given the approximately 53% decrease in net income from FY 2024 to 2025.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised the disclosure on page 4 and 84 of the Form F-1/A to provide the discussion of our increased cost of revenue and expenses. We have also provided the additional risk factor on page 20 and 21 regarding variability in earnings and increased expenses.

Results of Operations, page 63

2.	Please address the following comments related to your results of operations disclosure, referencing instructions under Item 5.A of Form 20-F:

●	We note your discussion of revenue for the periods presented. Please revise to discuss any changes in significant underlying components, such as changes in price, volume, or mix, to help investors better understand the drivers of revenue performance.

●	We also note your disclosure that general and administrative expenses related to related parties increased significantly year over year, and that $1.3 million of the increase was attributable to a discretionary bonus. Please revise to further quantify and describe the remaining material components of the increase, including the nature of the related party transactions.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we have revised page 65 of the F-1/A to confirm that the overall service volume remained stable and the pricing and mix were consistent year-over-year. Furthermore, we further revised the page 66 of the F-1/A to describe the material component of the increase, including the nature of related party transactions, which is compensation increment and the one-off discretionary bonuses granted to the senior management.

Item 8. Exhibits and Financial Statement Schedule

Exhibit 10.5 Lease Agreement for 22/F, Grand Central Plaza..., page II-2

3.	The term of the Lease Agreement filed as Exhibit 10.5 to the Registration Statement ran through July 3, 2025, with the option to renew for a further term of three years. Please update your disclosure to explain the status of this lease and any material impact on your business, including if the lease expired pursuant to its terms or if it was renewed.

RESPONSE: In response to the Staff’s comment, we have revised page 101 of the F-1/A to disclose the status of the lease, which is renewed on July 3, 2025 for a terms of three years, until July 3, 2028.

Exhibit 10.11 Lease Agreement for 42/F, Tower 1, Time Square..., page II-2

4.	Please refile Exhibit 10.11 in proper text-searchable format. It appears to have been uploaded as an image. For guidance, please refer to Item 301 of Regulation S-T.

RESPONSE: In response to the Staff’s comment, we have refiled the Exhibit 10.11 in text-searchable format.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yuning “Grace” Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Very truly yours,

/s/ Ka Wai Victor, MO
Ka Wai Victor, MO Chief Executive Officer and Chairman of the Board